UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

WIZE PHARMA, INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-52545

Delaware	88-0445167
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

24 Hanagar Street, Hod Hasharon, Israel 4527708

(Address of principal executive offices)

+(972) 72-260-0536

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: February 26, 2021

Wize Pharma, Inc.

Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

And Rule 14f-1 Thereunder

Notice of Change in the Majority of the Board of Directors

February 26, 2021

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF WIZE PHARMA, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

We urge you to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” “Wize” and “our” refer to Wize Pharma, Inc.

Introduction

This Information Statement is being mailed on or about February 26, 2021 to the holders of record at the close of business on February 24, 2021 (the “Record Date”) of our Common Stock, par value, $0.001 per share (the “Common Stock”) and Series A Preferred Stock, par value $0.001 per share.

We are required to provide you with this Information Statement by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Exchange Act Rule 14f-1, in connection with an anticipated change in majority control of the Company’s board of directors (the “Board”) other than at a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require that we mail the information included in this Information Statement to our stockholders of record at least ten (10) days before the date the proposed change in a majority of our directors occurs. Accordingly, the change in a majority of our directors pursuant to the transactions described below will not occur until at least ten (10) days after we mail this Information Statement.

As previously disclosed in the Company’s Current Reports on Form 8-K filed with the U.S. Securities Exchange Commission (“SEC”) on January 5, 2021, January 19, 2021 and February 16, 2021 (collectively, the “Form 8-K”), the Company entered into a Bid Implementation Agreement, dated December 30, 2020 (as amended, the “Bid Agreement”) by and between the Company and Cosmos Capital Limited, a digital infrastructure provider based in Sydney, Australia (“Cosmos”). Pursuant to the Bid Agreement, a copy of which was filed with the SEC as an exhibit to the Form 8-K, we commenced an off-market takeover offer under applicable Australian laws (the “Offer”), whereby we offer 61.11 shares of Wize’s common stock in exchange for each one outstanding share of Cosmos, of which 22.33 shares of Wize’s common stock will be subject to a Stock Restriction Agreement to be entered into at the Closing Date (as such terms are defined in the Bid Agreement). In addition to other closing conditions and covenants that are more fully set forth in the Bid Agreement, we agreed that at the Closing Date, all of Wize’s directors (except one person to be designated by us prior to the Closing Date, being Mr. Yossi Keret) would resign as directors and we would appoint three individuals, to be designated by Cosmos, as members of our Board – Cosmos has informed us that such director designees are Messrs. Greg Martin, Michael Hughes and James Manning (collectively, the “Cosmos Appointees”).

We anticipate that the Closing Date (as defined in the Bid Agreement) will occur on or shortly after March 9, 2021.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 IN CONNECTION WITH THE APPOINTMENT OF DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT.

Change in Majority of the Board of Directors

Pursuant to the Bid Agreement, at the Closing Date, all of Wize’s directors (except one person to be designated by us prior to the Closing Date, being Mr. Yossi Keret) would resign, and the Cosmos Appointees will be appointed to the Board. For more information about the biographical and business experience of the Cosmos Appointees, please refer to “Directors and Executive Officers — After the Closing Date” below.

None of the Cosmos Appointees currently own any securities of the Company. None of the Cosmos Appointees have ever been a director of the Company or held any previous position with the Company, and none of the Cosmos Appointees have otherwise been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates, other than the Bid Agreement and the transactions and agreements contemplated thereby as described below under the heading “Overview of the Bid Agreement.” During the past ten years, none of the Cosmos Appointees have been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations), been subject to any order, judgment or decree, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities, been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law or been the subject of or a party to any sanction or order, of any self-regulatory organization, or any registered entity or equivalent organization that has disciplinary authority over its members or associated persons.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 require that we mail the information included in this Information Statement to our stockholders of record at least ten days before the date the proposed change in a majority of our directors occurs.

Overview of the Bid Agreement

Pursuant to the Bid Agreement, we and Cosmos agreed that we would commence an off-market takeover offer under applicable Australian laws (the “Offer”) to acquire all of the outstanding shares of Cosmos (the “Cosmos Shares”) in exchange for 61.11 shares of our common stock for each Cosmos share, being the Offer Consideration. Under the Bid Agreement, 22.33 shares of common stock out of the Offer Consideration will be “Restricted Stock” subject to a Stock Restriction Agreement to be entered into at the Closing Date and 38.78 shares of common stock will be “Covered Securities”.

Cosmos is a ‘Digital Asset Infrastructure’ business, which owns and operates modular data centers (“MDCs”) currently based in the United States of America and Australia. Cosmos has been focused on developing the technology to enable it to own and operate MDCs that are both air-cooled and liquid immersion cooled. Currently, we will continue our clinical-stage biopharmaceutical company currently focused on the treatment of ophthalmic disorders, including dry eye syndrome (DES) until the Closing Date, and, thereafter, in accordance with the CVR Agreement previously described in the Form 8-K.

As more fully described in the Form 8-K, the Bid Agreement contains certain covenants to be performed at or following the Closing Date, including, among others, (i) covenants that Wize will establish an incentive compensation program with respect to 40,000,000 shares of its common stock, to be granted promptly following the Closing Date, in the form of performance-based RSUs, performance rights or indeterminate rights based on the performance milestone criteria and allocation set in the Bid Agreement (the “Post-Closing Incentive Plan”), 50% of which are to be granted to personnel specified by Wize prior to the Closing Date and the remainder to be granted to personnel of Cosmos; (ii) an obligation by Wize to terminate or procure the termination of each of the current employment or consulting agreements of Wize with Mr. Mark Sieczkarek, the Chairman of Wize Board of Directors, Mr. Noam Danenberg, the Chief Executive Officer of Wize, Mr. Or Eisenberg, the Chief Financial Officer of Wize, and another part-time employee related to Mr. Danenberg; (iii) an obligation by Wize to use its reasonable commercial efforts to enter into new, part time, consulting agreements with Mr. Danenberg and Mr. Eisenberg in a form to be agreed between Wize and Cosmos. In this respect, it should be noted that Wize, Cosmos and each of Mr. Danenberg and Mr. Eisenberg agreed on the form of such consulting agreements, whereby Mr. Danenberg and Mr. Eisenberg will provide part time consulting services to Wize following the Closing Date for monthly compensation of US$10,000 and US$7,500, respectively; and (iv) the appointment of the Cosmos Appointees to our Board.

Concurrently with the execution of the Bid Agreement, we entered into Securities Purchase Agreements (the “PIPE Agreements”) with certain accredited investors (the “PIPE Investors”), including Mr. Noam Danenberg. Pursuant to the PIPE Agreements, we agreed to sell to the PIPE Investors, and the PIPE Investors agreed to purchase from Wize, in a private placement, an aggregate of 25,000,000 shares of common stock for a purchase price of $0.12 per share, for aggregate gross proceeds under the PIPE Agreements of $3.0 million, which, in the case of Mr. Danenberg, may be satisfied, at his discretion, by a cash investment and/or waiving outstanding amounts owed by Wize or its subsidiaries to Mr. Danenberg pursuant to his consulting agreement with Wize’s subsidiary. The closing of the transactions contemplated by the PIPE Agreements is subject to several customary conditions, including that the Offer becomes unconditional through Wize providing notice declaring that the conditions of the Offer being fulfilled or waived.

A more detailed description of the Bid Agreement, the Offer, the CVR Agreement, the PIPE Agreements and related transactions is included in the Form 8-K.

Change in Control

Pursuant to the Bid Agreement, the Company will be issuing shares of common stock to Cosmos shareholders accepting the Offer in an amount equal to approximately 87% of our issued and outstanding common stock at the Closing Date, assuming all (100%) holders of Cosmos shares accept the Offer. Accordingly, immediately following the Closing Date, and assuming all of the holders of Cosmos Shares accept the Offer, Cosmos shareholders are expected to own approximately 87.65% of the outstanding common stock of Wize, while Wize existing stockholders are expected to remain the owners of approximately 10.75% of the outstanding common stock of Wize, each on a fully diluted basis and including warrants to be issued to Wize’s financial advisor to the transaction.

Voting Securities

Our authorized capital stock consists of (i) five hundred million (500,000,000) shares of Common Stock, par value $0.001 per share (which we intend to increase to eight hundred million (800,000,000)), and (ii) one million (1,000,000) shares of preferred stock, of which 1,350 are designated as Series A Convertible Preferred Stock (“Series A Preferred Stock”). As of the February 24, 2021, there were 33,052,951 shares of Common Stock and 178 shares of Series A Preferred Stock outstanding. Each share of Common Stock has the right to one (1) vote per share and each share of Series A Preferred stock has the right to number of votes equal to the number of shares of Common Stock into which such holder’s Series A Preferred Shares are convertible, which is currently 1,000 shares of Common Stock for each share of Series A Preferred Stock.

There is no cumulative voting in the election of directors, and our directors are elected by a plurality of the votes cast. Holders of our stock that are entitled to cast at least 33⅓ of the total votes entitled to be cast by the holders of all of our outstanding capital stock, present in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of February 24, 2021 regarding the beneficial ownership of our Common Stock by (i) those persons who are known to us to be the beneficial owner(s) of more than 5% of our Common Stock, (ii) each of our directors and named executive officers, and (iii) all of our directors and executive officers as a group. For the sake of clarity, the following table does not take into account the shares of Common Stock issuable upon the Closing Date in connection with the Bid Agreement.

Except as otherwise indicated, the beneficial owners listed in the table below possess the sole voting and dispositive power in regard to such shares and have an address of c/o Wize Pharma, Inc., 24 Hanagar Street, Hod Hasharon, Israel 4527708. As of February 24, 2021, there were 33,052,951 shares of our Common Stock outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Shares of our Common Stock subject to options, warrants, notes or other conversion privileges currently exercisable or convertible, or exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such option, warrant, note, or other convertible instrument but are not deemed outstanding for computing the percentage of any other person. Where more than one person has a beneficial ownership interest in the same shares, the sharing of beneficial ownership of these shares is designated in the footnotes to this table.  Unless otherwise indicated in the footnotes to this table, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
5% and Greater Shareholders
Rimon Gold Assets Ltd. (1)	6,927,866	20.96%
Ridge Valley Corporation (2)	1,040,760	3.15%
Jonathan Rubini (3)	7,100,048	21.48%
Named Executive Officers and Directors
Mark Sieczkarek (4)	360,871	1.09%
Dr. Michael Belkin (5)	194,676	*
Yossi Keret (6)	162,500	*
Joseph Zarzewsky (7)	162,500	*
Or Eisenberg (8)	216,100	*
Noam Danenberg (9)	2,945,208	8.9%
Executive Officers and Directors as a Group (7 Persons) (11)	3,879,354	11.6%

*	Represents ownership of less than 1%

(1)	Rimon Gold is an Israeli private company wholly owned by the Goldfinger Trust (the “Trust”), whose trustee is Abir Raveh (the “Trustee”) and whose beneficiary is Yair Goldfinger. The Trust directs the management of Rimon Gold, its investment and voting decisions and the Trustee directs the management of the Trust, its investment and voting decisions. The address of Rimon Gold, the Trust and the Trustee is 32 Habarzel, Tel Aviv, Israel. Mr. Goldfinger does not direct the management of Rimon Gold, the Trust or the Trustee, its investment or voting decisions and disclaims beneficial ownership of the shares reported in this table.

(2)	Ridge is a Seychelles corporation, whose address is Room 206, Premier Building, P.O Box 332, Victoria, Mahe, Seychelles. Priscilla Julie is the sole director of Ridge and holds the voting and dispositive power of the shares of Common Stock beneficially owned by Ridge. Noam Danenberg, our Chairman, is married to Tali Danenberg Harpaz, who owns 49% of Ridge.

(3)	Excludes 178,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock within 61 days following provision of notice to the Company. The address for Mr. Rubini is 2655 Marston Drive, Anchorage, Alaska 99517.

(4)	Represents (i) 215,499 shares of Common Stock, (ii) 44,050 shares of Common Stock issuable upon the vesting of RSUs within 60 days of February 26, 2021, (iii) 102,222 shares of Common Stock issuable upon the exercise of stock options currently exercisable or exercisable within 60 days of February 26, 2021.

(5)	Represents (i) 112,500 shares of Common Stock, (ii) 44,050 shares of Common Stock issuable upon the vesting of RSUs within 60 days of February 26, 2021, (iii) 57,176 shares of Common Stock issuable upon the exercise of stock options currently exercisable or exercisable within 60 days of February 26, 2021.

(6)	Represents (i) 112,500 shares of Common Stock, (ii) 25,000 shares of Common Stock issuable upon the vesting of RSUs within 60 days of February 26, 2021, (iii) 25,000 shares of Common Stock issuable upon the exercise of stock options currently exercisable or exercisable within 60 days of February 26, 2021.

(7)	Represents (i) 112,500 shares of Common Stock, (ii) 25,000 shares of Common Stock issuable upon the vesting of RSUs within 60 days of February 26, 2021, (iii)25,000 shares of Common Stock issuable upon the exercise of stock options currently exercisable or exercisable within 60 days of February 26, 2021.

(8)	Represents (i) 162,600 shares of Common Stock, (ii) 17,500 shares of Common Stock issuable upon the vesting of RSUs within 60 days of February 26, 2021, (iii) 36,000 shares of Common Stock issuable upon the exercise of stock options currently exercisable or exercisable within 60 days of February 26, 2021.

(9)	Represents (i) 162,600 shares of Common Stock which were issued to N. Danenberg Holdings, a services company wholly owned by Mr. Danenberg (“NDH”), (ii) 2,480,069 shares of Common Stock which were issued to Mobigo Inc, a services company wholly owned by Mr. Danenberg, (iii) 17,500 shares of Common Stock issuable upon the vesting of RSUs which were issued to NDH, and (iv) 36,000 shares of Common Stock issuable upon the exercise of stock options currently exercisable or exercisable within 60 days of February 26, 2021 which were issued to NDH. Excludes the shares beneficially owned by Ridge (see footnote 2 above).

(10)	Represents (i) 3,493,906 shares of Common Stock, (ii) 129,050 shares of Common Stock issuable upon the vesting of RSUs within 60 days of February 26, 2021, and (iii) 256,398 shares of Common Stock issuable upon the exercise of stock options currently exercisable or exercisable within 60 days of February 26, 2021.

Directors and Executive Officers

Before the Closing Date

Set forth below is certain information with respect to the individuals who are our current directors and executive officers.

Name	Age	Position

Mark Sieczkarek	66	Chairman of the Board

Michael Belkin	78	Director

Yossi Keret	55	Director

Joseph Zarzewsky	60	Director

Noam Danenberg	50	Chief Executive Officer

Or Eisenberg	39	Chief Financial Officer, Treasurer and Secretary

Mark Sieczkarek has served as our Chairman since April 23, 2019. Mr. Sieczkarek has served as Chief Executive Officer of Fe3 Medical Inc., now Bria Medical, since 2015 and as a director of Orange Twist LLC since 2018. From 2015 through 2018, Mr. Sieczkarek served as Chairman and Chief Executive Officer of NovaBay Pharmaceuticals, Inc. He has served as Chief Executive Officer and Chairman of Solta Medical, Inc. from 2006 until its acquisition by Valeant Pharmaceuticals International, Inc. in 2014. From 2003 to 2011, Mr. Sieczkarek served as Chief Executive Officer of Conceptus, Inc. prior to its acquisition by Bayer Pharmaceuticals. From 1995 to 2003, Mr. Sieczkarek held multiple roles of increasing commercial responsibility at Bausch & Lomb, including President of Europe and the Americas. He has also held senior executive level positions with KOS Pharmaceuticals, various subsidiaries of Bristol Myers-Squibb, and Sanofi Diagnostics Pasteur. Mr. Sieczkarek earned an MBA in Finance from Canisius College in Buffalo, New York and a BS in Accounting from the State University of New York at Buffalo.

Michael Belkin, M.A., M.D. Michael Belkin has served on our board since July 1, 2013. Dr. Belkin is, and has been since 1981, a Professor, and since 2010, a Professor Emeritus, of Ophthalmology at Tel Aviv University in Tel Aviv, Israel, and the Director of the Ophthalmic Technologies Laboratory at the university’s Eye Research Institute at the Sheba Medical Center since 1997. Since 2006, Dr. Belkin also serves as a Senior Consultant to the Eye Research Institute at the Singapore National Eye Institute. He was awarded a master’s degree in natural sciences by Cambridge University, England, and received a doctorate in medicine from the Hebrew University of Jerusalem. Dr. Belkin previously served as Director of Research, Development and Non-Conventional Warfare Medicine in the Israel Defense Forces Medical Corps. He also established and was the first full-time Director of the Tel Aviv University Eye Research Institute, Chairman of the Tel-Aviv University Department of Ophthalmology and the President of the Israel Society of Eye and Vision Research, of which he was one of the founders. Dr. Belkin is an author of over 250 scientific publications and more than 35 patents. He is an internationally recognized eye researcher and has received various research awards. He is an entrepreneur and advisor of several ophthalmic companies in the fields of lasers, optics, ophthalmic devices, pharmaceutics and biotechnology. One of his inventions, the ExPRESS miniature glaucoma shunt, is currently used worldwide. He established a few more startups based on his inventions such as Belkin laser, NovaSight and SpringVision. He serves as chairman and member of various international and local scientific and professional committees as well as scientific journals’ editorial boards. Dr. Belkin’s qualifications to serve on our Board include his expertise in ophthalmic medical research, his medical experience, and his experience as an advisor to several ophthalmic companies.

Yossi Keret. Yossi Keret has served on our board since the closing of the 2017 Merger (the closing of our merger with Wize Pharma Ltd. (“Wize Israel”), which occurred on November 15, 2017). Mr. Keret is serving as Chief Executive Officer, and Director of Nanorobotics LTD as of March 2019. Mr. Keret has served as the Chief Executive Officer, Managing Director and Director of Weebit-Nano Ltd. (ASX:WBT) from August 2015 to October 2017. From October 1996 to October 2015, Mr. Keret served as the Chief Financial Officer of numerous public and private companies, including Eric Cohen Books Ltd. & Burlington English Ltd., Daimler Financial Services Israel Ltd., Pluristem Life Systems Inc. (NASDAQ:PST), M.L.L. Software and Computers Industries Ltd. (TASE:MLL), Internet-Zahav Group, Ltd. (NASDAQ:IGLD) and Top Image Systems Ltd. (NASDAQ:TISA). Mr. Keret commenced his career at Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global (“EY”).  Mr. Keret holds a B.A. from Haifa University in Economics and Accounting and is a Certified Public Accountant in Israel. Mr. Keret’s qualifications to serve on our Board include his expertise in financial matters and his serving as the Chief Financial Officer in numerous private and public companies.

Joseph Zarzewsky. Joseph Zarzewsky has served on our board since the closing of the 2017 Merger. Mr. Zarzewsky has served as the Vice President of Business Development at the Mitrelli Group (“Mitrelli”) since June 2010.  He has served as the Chairman of “SMAD”, a joint venture between Mitrelli and the Harbin Government, China, since June 2011.  Mr. Zarzewsky has also served as the Chairman of the Investment Committee of the Harbin Israel Fund since 2012. He has also previously served as the Vice President of marketing at Clal Insurance Enterprises Holdings Ltd. (TASE: CLIS) and as the Vice President of Marketing for the Israel Postal Authority. Mr. Zarzewsky has served as a director of Excellence Underwriter House Ltd. since 2007. In 2008, he was appointed as the Honorary Economic Advisor of the Harbin Government, China. In addition, in June 2012, he was honored as an Honorary Citizen of Harbin, China. Mr. Zarzewsky holds an MA in Commercial Law from both the University of Tel Aviv and University of California, Berkeley.  Mr. Zarzewsky’s qualifications to serve on our Board include his expertise in financial matters. Mr. Zarzewsky also serves as a member of the board of driectors of Brimag Digital Age Ltd. (TASE: BRMG) and CollPlant Biotechnologies Ltd. (:NASDAQ: CLGN).

Noam Danenberg. Noam Danenberg has served as our Chief Executive Officer since April 23, 2019. He served as our Chairman and director since November 7, 2018 until April 23, 2019. He served as our Chief Operating Officer from the closing of the 2017 Merger until November 7, 2018. Mr. Danenberg has served as a strategic advisor of Wize Israel since April 2015. Mr. Danenberg co-founded Panmed Inc. in January 2014, a biomed investment company. Since 2000, Mr. Danenberg has provided private investment consulting services to numerous private and public companies through his wholly owned company, N. Danenberg Holding (2000) Ltd. From May 2014 to January 2015, Mr. Danenberg served as a director of Go.D.M. Investments Ltd. (TASE: GODM). From 2000 to 2012, Mr. Danenberg served as an investment advisor at International Software Consulting Limited and from 2004 to 2008 he served as the Chairman and CEO of Fitracks Inc. From 2006 to 2012, he also served as the Chairman of the Board of Hawk Medical Technologies Ltd. Mr. Danenberg holds a B.B.A. from the European University in Antwerp, Belgium and an M.B.A. from the Boston University Brussels Graduate Center.

Or Eisenberg. Or Eisenberg has served as our Chief Financial Officer, Treasurer and Secretary since the closing of the 2017 Merger. He served as our Acting Chief Executive officer since November 15, 2017 until April 23, 2019. Mr. Eisenberg has served as the Chief Financial Officer and Acting Chief Executive Officer of Wize Israel since March 2015. From October 2010 to December 2014, he served as the controller of the Katzir Fund Group. From March 2013 to December 2014, he served as either an external controller or Chief Financial Officer of a number of public companies whose shares are listed for trading on the TASE. From October 2007 to October 2010, Mr. Eisenberg was an accountant at Kost Forer Gabbay & Kasierer, a registered public accounting firm, a member firm of EY. Mr. Eisenberg holds a B.A. from Haifa University in Economics and Accounting and is a Certified Public Accountant in Israel.

None of the current members of our Board or other executives has been involved in any bankruptcy proceedings, criminal proceedings, any proceeding involving any possibility of enjoining or suspending members of our Board or other executives from engaging in any business, securities or banking activities, and have not been found to have violated, nor been accused of having violated, any federal or state securities or commodities laws.

After the Closing Date

The following table and paragraphs provide information about each of the Cosmos Appointees to be appointed to the Board on or prior to the Closing Date (and which, together with Mr. Keret, will constitute our Board following the Closing Date). Mr. Manning is also expected to serve as the Company’s chief executive officer following the Closing Date and we were informed that the Cosmos Appointees intend to add additional executive officers to the Company’s management team subsequent to the Closing Date.  The biographical and business experience of the Cosmos Appointees is summarized below.

Name	Age	Position
Greg Martin	61	Chairman of the Board of Directors
Michael Hughes	55	Non-Executive Director
James Manning	36	Executive Director, CEO

Greg Martin. Mr. Martin has 40 years of experience in the energy, utilities, resources, financial services and infrastructure sectors in Australia, New Zealand and internationally. He spent 25 years, from 1981 to 2006, with the Australian Gas Light Company (AGL), a company listed on the Australian Securities Exchange (ASX) (ASX code: AGL), including 5 years as CEO and Managing Director. After leaving AGL, Mr. Martin served as CEO of the infrastructure division of Challenger Financial Services Group, a division of Challenger Limited (ASX code: CGF) from 2006 to 2008 and, subsequently, from 2011 to 2012, he served as CEO and Managing Director of Murchison Metals Limited (ASX code: MMX, delisted in 2014). He also served as a member of the COAG Energy Council Energy Appointments Selection Panel from 2015 to 2017 and was previously a director of Santos Limited (ASX code: STO), Coronado Global Resources Inc. (ASX code: CRN) and Energy Developments Limited (ASX code: ENE, delisted in 2015). Mr. Martin’s current directorships include serving as Chair of lluka Resources Limited (ASX code: ILU), Deputy Chair of Western Power and non-executive director of Spark Infrastructure Group (ASX code: SKI). Mr. Martin has a Bachelor of Economics from the University of Sydney a Bachelor of Laws from the University of Technology, Sydney. Mr. Martin is also a fellow of the Institute of Managers and Leaders (Australia and New Zealand) and a member of the Australian Institute of Company Directors.

Michael Hughes. Mr. Hughes has over 30 years of experience across the finance sector, including investment management, investor relations and commercial banking. Mr. Hughes was a director and company secretary of OzEmail Ltd (ASX code: OZM, which was also listed on the NASDAQ) between 1996 to 1999. OzEmail Ltd was the first public float of an internet service provider in Australia. Between 2014 and 2019 he served as commercial director of SeaLink Travel Group (ASX code: SLK). He is currently the chairman of the board of directors of Wiseway Group (ASX code: WWG) and Non-Executive Director of Shekel Brainweigh (ASX code: SBW). His previous management positions include serving as Head of the AMP Small Companies Fund from 2008 to 2010 and Head of Corporate at Ord Minnett from 2010 to 2014. Mr. Hughes holds a B.A. from Sydney University and an M.A. degree in applied finance from Macquarie University.

James Manning. Mr. Manning is the Founder, Managing Director and Chief Executive Officer of Cosmos. He has 18 years of experience across the real estate, hospitality and finance sectors, including investment management and mergers and acquisitions. Since 2014, Mr. Manning has been the Managing Director of Vertua Limited (NSX code: VERA), an Australian investment company. He is a director of Defender Asset Management Pty Ltd., an financial service licensed investment company, which specialises in real estate and alternate assets. Since 2003, Mr. Manning has been the Chairman of Manning Group, an Australian family office focused on investments in Australia and New Zealand. Since 2017, Mr Manning has been a Partner of First Equity, a public accounting firm within Vertua Limited. Mr. Manning holds a Masters in Finance from University of Technology of Sydney and Bachelor of Business from Australian Catholic University. He is also a Fellow of the Institute of Company Directors (FAICD) and a Member of Institute of Public Accountants (IPA).

None of the Cosmos Appointees has been involved in any bankruptcy proceedings, criminal proceedings, any proceeding involving any possibility of enjoining or suspending members of our Board or other executives from engaging in any business, securities or banking activities, and have not been found to have violated, nor been accused of having violated, any federal or state securities or commodities laws.

Corporate Governance

Director Independence

Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent. However, we have adopted the independence standards of the NASDAQ to determine the independence of our directors and those directors serving on any committee. These standards provide that a person will be considered an independent director if, among other things, he or she is not, and has not been in the past three years, an officer of the company and is, in the view of the company’s board of directors, free of any relationship that would interfere with the exercise of independent judgment.

Our Board has determined that each of Mark Sieczkarek , Dr. Michael Belkin, Yossi Keret and Joseph Zarzewsky are independent as defined under the rules promulgated by the NASDAQ. Other than Mr. Zarzewsky, with whom we entered into a finders’ agreement in 2017 (that has expired since), none of the independent directors has any relationship with us besides serving on our Board. There is no family relationship between any of our current directors and executive officers.

As to the Cosmos Appointees, our Board currently believes that each of them, other than Mr. Manning, would qualify as independent as defined under the rules promulgated by the NASDAQ.

Board Meeting Attendance

During the year ended December 31, 2020, our Board held seven meetings.

Committees

Audit Committee and Audit Committee Financial Expert. The current members of our Audit Committee are Yossi Keret and Joseph Zarzewsky. Our Board has determined that Yossi Keret is an “audit committee financial expert” as set forth in Item 407(d)(5) of Regulation S-K and that all members of the Audit Committee are “independent” as defined by the rules of the SEC and the NASDAQ rules and regulations. Our Board has not yet determined the composition of the Audit Committee following the Closing Date.

Compensation Committee. The current members of our Compensation Committee are Yossi Keret, Dr. Michael Belkin and Joseph Zarzewsky. The Board of Directors has determined that all of the members of the Compensation Committee are “independent” as defined by the rules of the SEC and the NASDAQ rules and regulations. Our Board has not yet determined the composition of the Compensation Committee following the Closing Date.

Other Committees. Because of our small size, our Board carries out the duties of the nominating and corporate governance committee. In selecting nominees for directorships, our Board considers a broad range of characteristics related to qualifications, background and diversity of nominees based on our current business needs.  Our Board has not adopted written guidelines regarding nominees for director.  There have been no material changes to the procedures by which security holders may recommend nominees to our Board.

Board Leadership Structure and Role in Risk Oversight

In accordance with our Bylaws, our Board appoints our officers, including our Chief Executive Officer, Chief Financial Officer, and such other officers as our Board may appoint from time to time. Mr. Mark Sieczkarek currently serves as our Chairman of the Board, Mr. Noam Danenberg currently serves as our Chief Executive Officer and Mr. Or Eisenberg currently serves as our Chief Financial Officer, Treasurer and Secretary. Our Board periodically considers whether changes to our overall leadership structure are appropriate.

Our Chairman is responsible for chairing meetings of our Board. Our Bylaws provide that if our Chairman is unable to preside at meetings of our Board, our Chief Executive Officer, if such officer is a director, shall preside at such meetings. Our Chairman is also responsible for chairing meetings of stockholders. In his absence, our Board may appoint another party to chair the stockholders’ meeting.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including strategic risks, enterprise risks, financial risks, regulatory risks, and others. Management is responsible for the day-to-day management of risks the company faces, while our Board, as a whole, has responsibility for the oversight of risk management. In its risk oversight role, our Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

Our Board believes that full and open communication between management and our Board is essential for effective risk management and oversight. Senior management attends Board of Directors meetings and is available to address any questions or concerns raised by our Board on risk management-related and any other matters.

Communications by Stockholders with Directors

We encourage stockholder communications to our Board and/or individual directors.  Stockholders who wish to communicate with our Board or an individual director should send their communications to the care of Secretary, Wize Pharma, Inc., 24 Hanagar Street, Hod Hasharon, Israel 4527708.  The Secretary will maintain a log of such communications and will transmit as soon as practicable such communications to the Chairman of the Board or to the identified individual director(s), although communications that are abusive, in bad taste or that present safety or security concerns may be handled differently, as determined by the Secretary.

Director Attendance at Annual Meetings

We will make every effort to schedule our annual meeting of stockholders at a time and date to accommodate attendance by directors taking into account the directors’ schedules.  While all directors are encouraged to attend our annual meeting of stockholders, there is no formal policy as to their attendance at annual meetings of stockholders.

Certain Relationships and Related Transactions

Overview

Except with respect to the transactions contemplated by the Bid Agreement (including the PIPE Agreement entered into by Mr. Danenberg, the consulting arrangements to be entered into at the Closing Date and the Post-Closing Incentive Plan, as more fully described under “Overview of the Bid Agreement” above), our directors and executive officers do not have any direct or indirect material interests in any matter with the Company in which the amount involved exceeds the lesser of $120,000 or one percent of our total assets at year end, other than:

●	Mr. Danenberg, our chief executive officer is also the husband of Tali Harpaz, who owns 49% of Ridge, one of our principal shareholders.

●	Pursuant to the Series B Purchase Agreement we entered into in January 2019, Mr. Danenberg, through Mobigo, has purchased 300 shares of Series B Preferred Stock in the aggregate amount of $300,000, and Mr. Sieczkarek has purchased 50 shares of Series B Preferred Stock in the aggregate amount of $50,000.

●	As a result of various adjustments we made to our outstanding warrants, on December 29, 2020 an aggregate of 13,332,657 were issued as a result of the exercise of such warrants, each on a cashless basis. Such warrant exercises also included warrants beneficially owned by Mr. Dannenberg.

●	Wize Israel has entered into employment, services and other agreements with certain of its directors and executive officers.

Except with respect to the transactions contemplated by the Bid Agreement and the anticipated employment of Mr. Manning with the Company subsequent to the closing of the Bid Agreement, the Cosmos Appointees do not have any direct or indirect material interests in any matter with the Company in which the amount involved exceeds the lesser of $120,000 or one percent of our total assets at year end.

Review and approval procedures

Our Board is charged with reviewing and approving all potential related party transactions.  All such related party transactions must then be reported under applicable SEC rules. We have not adopted other procedures for review, or standards for approval, of such transactions, but instead review them on a case-by-case basis.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of our Common Stock to file with the SEC reports of ownership and changes in ownership of our Common Stock. Our directors, executive officers and greater than 10% beneficial owners of our Common Stock are required by SEC regulation to furnish us with copies of all Section 16(a) reports they file. Based solely upon information furnished to us and contained in reports filed with the SEC, we believe that all Section 16(a) reports of our directors, executive officers and greater than 10% beneficial owners were filed timely for the fiscal year ended December 31, 2020 except that Rimon Gold filed one late Form 4.

Legal Proceedings

To our knowledge, there are no material proceedings in which our current or incoming directors, officers or affiliates, or any record or beneficial holder of 5% or more of our Common Stock, is an adverse party or has a material interest adverse to our interest.

Compensation of Directors and Executive Officers

Compensation Prior to the Closing Date

The following table sets forth information concerning the annual compensation awarded to, earned by, or paid to the following named executive officers for all services rendered in all capacities to us for the years ended December 31, 2020 and 2019. The amounts set forth for Mr. Eisenberg and Mr. Danenberg were originally denominated in NIS and were translated into U.S. Dollars at the average current exchange rate for each year.

Name And Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($)	Option Awards ($) (2)	All Other Compensation ($)		Total ($)
Or Eisenberg,	2020	228,000	199,000	--	--	--		427,000
Chief Financial Officer (4) and former Acting Chief Executive Officer	2019	188,000	--	--	100,000	7,000	(3)	295,000

Noam Danenberg,	2020	223,000	199,000	--	--	--		422,000
Chief Executive Officer, former Chairman, Chief Operating Officer and Strategic Advisor (5)	2019	197,000	--	--	100,000	7,000	(3)	304,000

(1)	Amounts shown represent consulting fees earned or paid during the fiscal year.

(2)	Reflects the aggregate grant date fair value of option awards granted during the relevant fiscal year calculated in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 718.

(3)	Amount represents car allowance.

(4)	Mr. Eisenberg was appointed as our Acting Chief Executive Officer and Chief Financial Officer on November 16, 2017 in connection with the 2017 Merger. He has served as the Acting Chief Executive Officer and Chief Financial Officer of Wize Israel since 2015. Mr. Eisenberg resigned from his position as the Acting Chief Executive Officer in April 2019.

(5)	Mr. Danenberg was appointed as our Chief Executive Officer in April 2019. He served as our Chairman and director since November 7, 2018 until April 23, 2019. Mr. Danenberg resigned from his position as our Chief Operating Officer, Chairman and Strategic Advisor in November 2018. The services of Mr. Danenberg were provided via N. Danenberg Holdings (2000) Ltd. (“Danenberg Holdings”), a services company wholly owned by Mr. Danenberg, pursuant to the terms of the services agreement by and between Wize Israel and Danenberg Holdings.

Compensation of Cosmos Appointees in their capacity as officers and directors of Cosmos

Upon the Closing Date, James Manning will serve as our chief executive officer and each of the Cosmos Appointees will serve on the Board.  Below we have included the compensation received by them for their services as executive officers or members of the board of directors of Cosmos. Upon the Closing Date, each of the Cosmos Appointees will become members of the Board of the Company and Mr. Manning will serve as chief executive officer of the Company.

The following table summarizes all compensation recorded by Cosmos in each of the last two completed years ended December 31, for the Cosmos Appointees. All amounts are in U.S. dollars, converted from Australian dollars using the exchange rate as of December 31 of the applicable year.

Name And Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($) (1)	Total ($)
Greg Martin,	2020	$23,106	--	--	--	--	$23,106
Chairman	2019	--	--	--	--	--	--
James Manning,	2020	$138,127	--	$7,391	--	$12,330	$157,849
Chief Executive Officer	2019	$14,581	--	--	--	$1,385	$15,966
Michael Hughes,	2020	$25,663	--	$1,248	--	$2,436	$29,348
Director	2019	$2,930		--	--	$3,208

(1)	The amounts shown refer to payment of superannuation, a type of retirement plan in Australia in which money is set aside by an employer over an employee’s working life for when the employee retires.

Stockholders Communications with the Board of Directors

None.

Signature

Pursuant to the requirements of the Securities Exchange Act, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Wize Pharma, Inc.

/s/ Noam Danenberg
By Noam Danenberg
Chief Executive Officer